SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

iPCS, INC.
(Name of Subject Company (Issuer))
IRELAND ACQUISITION CORPORATION
a wholly-owned subsidiary of
SPRINT NEXTEL CORPORATION
(Name of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
44980Y305
(CUSIP Number of Class of Securities)

Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Telephone: (913) 794-1496
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Michael J. Egan
Adam M. Freiman
King & Spalding LLP
1180 Peachtree Street
Atlanta, Georgia 30309
Telephone: (404) 572-4600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$437,782,224	$24,428.25

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of up to 18,240,926 shares of common stock, $0.01 par value per share, of iPCS, Inc. (“Shares”), at a purchase price of $24.00 per share. Such number of Shares represents the fully diluted number of Shares and consists of: (i) 16,539,190 Shares issued and outstanding; and (ii) 1,701,736 Shares subject to options outstanding under iPCS, Inc.’s stock plans. The calculation of the filing fee is based on capitalization information provided by iPCS, Inc. as of October 23, 2009, with respect to (i) above, and as of October 18, 2009, with respect to (ii) above.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2010 equals 0.0000558 multiplied by the Transaction Valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,428.25

Form or Registration No.: Schedule TO

Filing Party: Ireland Acquisition Corporation and Sprint Nextel Corporation

Date Filed: October 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2009, by Ireland Acquisition Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), and Sprint Nextel, as amended by Amendment No. 1 filed with the SEC by the Offeror and Sprint Nextel on November 13, 2009 and Amendment No. 2 filed with the SEC by the Offeror and Sprint Nextel on November 17, 2009 (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by the Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of iPCS, Inc., a Delaware corporation (the “Company”), for $24.00 per share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Offeror and Sprint Nextel.
     The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 11.  Additional Information.
     The information set forth in Items 5(b) and 11(a)(5) of the Schedule TO and in the section entitled “10. Background of the Offer and Merger; Contacts with the Company — Certain Litigation — Stockholder Litigation” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of each of Items 5(b) and 11(a)(5) of the Schedule TO and at the end of such section of the Offer to Purchase:
“On November 17, 2009, the parties to the litigation described in this section executed a Memorandum of Understanding reflecting their agreement to settle the claims asserted in the litigation, subject to the execution of a Stipulation of Settlement, notice to the Company’s stockholders and approval by the Illinois Circuit Court. The Memorandum of Understanding provides, among other things, that the Company shall make supplemental disclosures to its Solicitation/Recommendation Statement on Schedule 14D-9. This summary of the Memorandum of Understanding does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Memorandum of Understanding, which is filed as Exhibit (a)(5)(A) to the Schedule TO and incorporated by reference herein.”
     The information set forth in Items 5(b) and 11(a)(1) of the Schedule TO and in the section entitled “7. Certain Information Concerning the Company — Certain Projected Financial Data of the Company” of the Offer to Purchase is hereby amended and supplemented by deleting in its entirety the second sentence of the second paragraph of such section of the Offer to Purchase and replacing it with the following:
“These financial projections assume, among other things, that Sprint Nextel stabilizes its base business in the near-term, that the Company has access to 4G services (and related capital investment), that the Company’s monthly service fee per subscriber (CCPU) will remain at or near current levels and that there are no changes in the iDEN competitive landscape. These financial projections also assume no additional net earnings attributable to the use of the Company’s network by customers of Sprint Nextel or its PCS affiliates by customers of the Company (data travel), no additional net earnings attributable to the termination of Sprint Nextel’s practice of providing free or discounted service on the Company’s network to employees or customers of Sprint Nextel or its affiliates and no potential benefits from the Company having a prepaid offering.”
Item 12.  Exhibits.
     Item 12 is hereby amended and supplemented by adding the following exhibit:
(a)(5)(A)	Memorandum of Understanding, dated November 17, 2009.

EXHIBIT INDEX
(a)(5)(A)	Memorandum of Understanding, dated November 17, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPRINT NEXTEL CORPORATION
By:	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	General Counsel and Corporate Secretary

IRELAND ACQUISITION CORPORATION
By:	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	President

     Date: November 18, 2009

5